FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of an Announcement on Partial Amendment to Articles of Incorporation, which was filed to the Tokyo Stock Exchange on May 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
Name:	Noriaki Yamaguchi
Title:	Representative Director and CFO

FOR IMMEDIATE RELEASE

May 15, 2008

KONAMI CORPORATION

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Representative Director and CFO

Tel: +81-3-5771-0222

Announcement on Partial Amendment to Articles of Incorporation

KONAMI CORPORATION hereby announces that, pursuant to the resolution adopted at the Board of Directors meeting held on May 15, 2008, a proposal concerning partial amendment to Articles of Incorporation shall be made at the 36th General Shareholders Meeting to be held on June 27, 2008, as follows:

1.	Reasons for Amendment

In order to deal with the diversification of business activities within the Konami Group, additional business purposes shall be added to the current Articles of Incorporation, and the content and the number of articles shall be amended.

2.	Particulars of Amendment

The particulars of the amendment are as follows:

(Amendments are underlined)

Current Articles of Incorporation	Proposed Amendment

(Purposes)

Article 2

The purpose of the Company shall be to own shares of companies which run the following businesses or a foreign company which runs equivalent businesses, and be engaged in the control and administration of the subject companies’ business activities as well as implementation of operations incidental to such activities.

(Purposes) Article 2 (Unchanged)

1. to 9. (Omitted)	1. to 9. (Unchanged)

10. Management and control of sports facilities, amusement arcades, restaurants, accommodations, hot spring bathing facilities, saunas and parking lots;

10.

Management and control of sports facilities, culture centers, day-care centers, fee-paying senior care facilities, amusement arcades, restaurants, accommodations, hot spring bathing facilities, saunas and parking lots;

11. to 12. (Omitted)	11. to 12. (Unchanged)

(Newly added)	13. Production and sale of medical devices, medical products, sanitary products such as nursing care goods, and fitness equipment;

(Newly added)	14. Providing preventive care services and home care services in compliance with the nursing-care insurance law;

13. to 23. (Omitted)	15. to 25. (Unchanged)

3.	Schedule

The day on which the General Shareholders Meeting is scheduled to be held for the proposed amendments to the Articles of Incorporation: Friday, June 27, 2008

The day on which the proposed amendments to the Articles of Incorporation are expected to become effective: Friday, June 27, 2008